GREER, HERZ & ADAMS, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

ATTORNEYS AT LAW

SEAN A. MONTICELLO (409) 797-3247 (866) 422-3169 (fax) smonticello@greerherz.com Galveston Office	ONE MOODY PLAZA, 18TH FLOOR GALVESTON, TEXAS 77550-7998 FAX (409) 766-6424 - (409) 797-3200 (281) 480-5278 (HOUSTON) www.greerherz.com	BAY AREA HOUSTON OFFICE: 2525 SOUTH SHORE BLVD., SUITE 203 LEAGUE CITY, TEXAS 77573 FAX (281) 538-3791

August 20, 2013

Mr. Joel Parker	Via EDGAR

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	American National Insurance Company
SEC Staff Comment Letter Dated August 19, 2013
File No. 001-34280

Dear Mr. Parker:

On behalf of American National Insurance Company, we respectfully request an extension until September 9, 2013 to respond to the above-referenced comment letter. We are requesting this extension to accommodate the schedules of key financial personnel around the Labor Day holiday, including that of our Corporate Controller, who is out of the country until September 4, 2013. Granting this extension will allow the Corporate Controller, other officers of the company, and the company’s lawyers and accountants adequate time to complete our response. We greatly appreciate the SEC Staff’s willingness to accommodate this request.

If you have any questions about this request, please contact me at (409) 797-3247.

Sincerely,

/s/ Sean A. Monticello

Sean A. Monticello